TOTAL

Press Release

First quarter 2020 results
Total resists the drop in oil prices
and reinforces its action plan to face the crisis

	1Q20	1Q19	Change vs 1Q19
Oil price - Brent ($/b)	50.1	63.1	*-21%*
European gas price - NBP ($/Mbtu)	3.1	6.3	*-51%*
Adjusted net income (Group share)[1]			
- in billions of dollars (B$)	1.78	2.76	*-35%*
- in dollars per share	0.66	1.02	*-36%*
DACF[1] (B$)	4.5	6.5	*-31%*
Cash Flow from operations (B$)	1.3	3.6	*-64%*

**Net income (Group share) of 34 M$** in 1Q20, considering the stock effect of 1.4 B$
Net-debt-to-capital ratio of 21% (excl. leases impact) at March 31, 2020
Hydrocarbon production of 3,086 kboe/d in 1Q20, an increase of 5% compared to 1Q19
First 2020 interim dividend set at 0.66 €/share

Paris, May 5, 2020 - Total's Board of Directors met on May 4, 2020, to approve the Group's first quarter 2020 financial statements. On this occasion, Chairman and CEO Patrick Pouyanné said:

"Total's Board of Directors would like to begin by thanking all those mobilized to face Covid-19, particularly the Group's employees, who, while complying with health regulations, are maintaining the production, processing and distribution of products that consumers need.

The Group is facing exceptional circumstances: the Covid-19 health crisis, which is affecting the world economy and creating major uncertainties, and the oil market crisis, with the sharp drop in oil prices since March.

In an environment where prices fell by more than 30% on average during the first quarter, the Group's cash flow decreased by 31% year-on-year to $4.5 billion, and adjusted net income was down 35% this quarter to $1.8 billion. Return on equity stood at 9.8% and Total maintained its financial strength with gearing at 21%.

In response to these crises, the Group announced an immediate action plan on March 23. The Group now anticipates 2020 production between 2.95 and 3 Mboe/d, a reduction of at least 5% from 2020 forecasts, reflecting the voluntary curtailment measures in Canada, the exceptional quotas announced by OPEC+, lower local demand for gas and the situation in Libya. In the Downstream, plant utilization rates and sales have been on average 50% below normal since mid-March, with uncertainty about the timing of a return to normal.

In this context, the action plan should be strengthened:

- *Net investments further reduced to less than $14 billion for the year, a decrease of nearly 25% compared to the $18 billion announced in February 2020. Investments in low-carbon electricity will be maintained between $1.5 and $2 billion.*
- *Operating cost reduction increased to more than $1 billion, plus savings of more than $1 billion on energy costs.*
- *The Group strengthened its liquidity position in April by issuing $3 billion in bonds and drawing $6 billion in credit lines. In addition, in a 30 $/b environment, the Group anticipates an improvement in its working capital position of $1 billion by year-end 2020 compared to year-end 2019.*

In this specific context, considering the solid fundamentals of Total – low breakeven and gearing – the Board of Directors decided to set the 2020 first interim dividend at €0.66 per share, stable compared to the 2019 first interim dividend, and to propose at the Annual Shareholders' Meeting to put in place the option to receive the final 2019 dividend in shares, given that the Group bought back $0.55 billion of shares at the beginning of the year when prices were around $60/b.

[1] Definition page 3

While responsibly taking on the short-term challenges, the Group continues to implement its medium and long-term strategy. From this perspective, the announcement of a new climate ambition for the Group that aims at carbon neutrality by 2050 in Europe and in the world in step with society, is in line with Total's reinforced strategy to become a broad-energy company. Concrete steps were taken in the first quarter to implement this strategy by accessing nearly 6 GW of renewable capacity, including solar (India, Qatar, Spain, France) and wind (France, UK). The countercyclical acquisition of Tullow's interests in Uganda is also part of the strategy to access low-cost barrels of oil."

Taking into account the difficult environment facing the Group and the savings that all Total's teams have to make, Chairman and CEO Patrick Pouyanné proposed to reduce his fixed salary by 25% for the remainder of 2020, including the month of May. Considering the anticipated evolution of the economic criteria for the variable portion, Patrick Pouyanné's total remuneration will decrease by more than 30% in 2020 compared to 2019. The members of the board also decided to give up 25% of their attendance fees starting from the Annual Shareholders' Meeting. The members of the Executive Committee wished to join in these measures by reducing their fixed salaries by 10% for the remainder of the 2020 year.

First quarter 2020 results

Pressured by the collapse of demand linked to Covid-19, oil prices fell sharply during March to an average of 50 $/b in the first quarter, down 21% year-on-year. Gas prices in Europe also fell sharply, down more than 50% year-on-year. In an environment of prices falling by more than 30% on average compared to the first quarter 2019, the Group's cash flow decreased by 31% to $4.5 billion. Adjusted net income decreased by 35% to $1.8 billion this quarter and return on equity stood at 9.8% with gearing at 21%.

Leading the Group's low-carbon ambition, the iGRP segment generated $0.9 billion of cash flow, an increase of 40% year-on-year thanks to a growth in LNG sales of nearly 30% and to the resilience of the sales price of its LNG production. In low-carbon electricity, the Group is accelerating growth by entering into renewable projects with gross installed capacity of more than 6 GW, particularly in India, Qatar and Spain.

In the first quarter, Upstream production grew by 5% year-on-year, driven by ramp-ups on projects, such as Culzean in the UK, Johan Sverdrup in Norway and Yamal in Russia. Impacted by lower prices, Exploration & Production cash flow was $2.6 billion, down 39% year-on-year. Notably Exploration & Production made two discoveries in Surinam.

Downstream cash flow was $1.1 billion, down 37% year-on-year. In Europe, refining margins decreased by 20% and throughput volumes were down about 30% due to lower demand. Petrochemicals were resilient, benefiting from the fall in raw material prices. Retail network sales were down 10% year-on-year due to the impact of the Covid-19 crisis.

Highlights[2]

- Asset sale program ongoing with disposal of downstream gas in France, Exploration & Production in Brunei, and Marketing in Sierra Leone and Liberia
- Counter-cyclical acquisition of Tullow's interest in the Lake Albert project in Uganda
- Acquisition of 50% of 2 GW gross capacity portfolio of solar power plants in India as part of a 50/50 JV with the Adani Group
- Agreement to build a large-scale solar power plant (800 MWp) in Qatar
- Entry into solar market in Spain with the acquisition of 2 GW portfolio of projects
- Acquisition in France of Global Wind Power France, which holds a 1 GW gross capacity portfolio of projects
- Entry into first floating offshore wind project in the UK
- Launched in Dunkirk the largest battery power storage project (25 MW) for France's power grid
- Launched a pilot plant in Europe to start producing EV batteries from 2023 at the highest technological level in terms of energy performance
- In Exploration, made two significant oil discoveries on Block 58 in Surinam plus a new condensate gas discovery in the UK North Sea

[2] Certain transactions referred to in the highlights are subject to approval by authorities or to other conditions as per the agreements.

Key figures[3]

In millions of dollars, except effective tax rate, earnings per share and number of shares	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Adjusted net operating income from business segments	**2,300**	3,879	3,413	*-33%*
Exploration & Production	**703**	2,031	1,722	*-59%*
Integrated Gas, Renewables & Power	**913**	794	592	*+54%*
Refining & Chemicals	**382**	580	756	*-49%*
Marketing & Services	**302**	474	343	*-12%*
Contribution of equity affiliates to adjusted net income	**658**	668	614	*+7%*
Group effective tax rate[4]	**30.0%**	31.8%	40.5%	
Adjusted net income (Group share)	**1,781**	3,165	2,759	*-35%*
Adjusted fully-diluted earnings per share (dollars)[5]	**0.66**	1.19	1.02	*-36%*
Adjusted fully-diluted earnings per share (euros)*	**0.60**	1.07	0.90	*-34%*
Fully-diluted weighted-average shares (millions)	**2,601**	2,607	2,620	*-1%*
Net income (Group share)	**34**	2,600	3,111	*-99%*
Organic investments[6]	**2,523**	4,291	2,784	*-9%*
Net acquisitions[7]	**1,102**	(80)	306	*x3.6*
Net investments[8]	**3,625**	4,211	3,090	*+17%*
Operating cash flow before working capital changes[9]	**4,016**	6,839	6,033	*-33%*
Operating cash flow before working capital changes w/o financial charges (DACF)[10]	**4,528**	7,372	6,536	*-31%*
Cash flow from operations	**1,299**	6,599	3,629	*-64%*

From 2019, data take into account the impact of the new rule IFRS16 "Leases", effective January 1, 2019.

* *Average €-$ exchange rate: 1.1027 for the first quarter of 2020.*

[3] Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 14.
[4] Tax on adjusted net operating income / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).
[5] In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bond
[6] Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
[7] Net acquisitions = acquisitions – assets sales – other transactions with non-controlling interests (see page 14).
[8] Net investments = Organic investments + net acquisitions (see page 14).
[9] Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, and effective second quarter 2019 including organic loan repayments from equity affiliates, and effective first quarter 2020 including capital gain from renewable projects sale. The inventory valuation effect is explained on page 17. The reconciliation table for different cash flow figures is on page 15.
[10] DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges.

Key figures of environment and Group production

> Environment* – liquids and gas price realizations, refining margins

	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Brent ($/b)	**50.1**	63.1	63.1	*-21%*
Henry Hub ($/Mbtu)	**1.9**	2.4	2.9	*-35%*
NBP ($/Mbtu)	**3.1**	5.1	6.3	*-51%*
JKM ($/Mbtu)	**3.6**	5.8	6.6	*-45%*
Average price of liquids ($/b) Consolidated subsidiaries	**44.4**	59.1	58.7	*-24%*
Average price of gas ($/Mbtu) Consolidated subsidiaries	**3.35**	3.76	4.51	*-26%*
Average price of LNG ($/Mbtu) Consolidated subsidiaries and equity affiliates	**6.32**	6.52	7.20	*-12%*
Variable cost margin - Refining Europe, VCM ($/t)	**26.3**	30.2	33.0	*-20%*

** The indicators are shown on page 18.*

> Production*

	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Hydrocarbon production (kboe/d)	**3,086**	3,113	2,946	*+5%*
Oil (including bitumen) (kb/d)	**1,448**	1,452	1,425	*+2%*
Gas (including condensates and associated NGL) (kboe/d)	**1,638**	1,661	1,521	*+8%*
Hydrocarbon production (kboe/d)	**3,086**	3,113	2,946	*+5%*
Liquids (kb/d)	**1,699**	1,714	1,629	*+4%*
Gas (Mcf/d)**	**7,560**	7,563	7,167	*+5%*

** Group production = EP production + iGRP production.*

*** 1Q19 and 4Q19 data restated*

Hydrocarbon production was 3,086 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2020, an increase of 5% year-on-year, due to:

- +8% related to the start-up and ramp-up of new projects, notably Culzean in the United Kingdom, Egina in Nigeria, Johan Sverdrup in Norway and Ichthys in Australia.
- +2% due to lower prices and to portfolio effects, notably the increased interest in the DUC field in Denmark.
- -3% due to the natural decline of fields.
- -2% due notably to partial production halt in Libya and to the Tyra redevelopment in Denmark.

Analysis of business segments

Integrated Gas, Renewables & Power (iGRP)

> Liquefied natural gas (LNG) production and sales and low carbon electricity

Hydrocarbon production for LNG	1Q20	4Q19	1Q19	1Q20 vs 1Q19
iGRP (kboe/d)	**552**	624	518	*+7%*
Liquids (kb/d)	**73**	74	66	*+10%*
Gas (Mcf/d)*	**2,611**	2,939	2,460	*+6%*

Liquefied Natural Gas in Mt	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Overall LNG sales	**9.8**	10.6	7.7	*+27%*
incl. Sales from equity production**	**4.7**	4.2	3.8	*+23%*
incl. Sales by Total from equity production and third party purchases	**7.8**	9.6	6.0	*+30%*

** 1Q19 and 4Q19 data restated.*

*** The Group's equity production may be sold by Total or by the joint ventures.*

Low carbon electricity	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Gross renewables installed capacity (GW)*	**3.0**	3.0	1.8	*+68%*
Net low carbon power production (TWh)**	**2.9**	3.5	2.7	*+10%*
Clients gas and power - BtB and BtC (Million)*	**5.9**	5.8	5.4	*+9%*
Sales gas and power - BtB and BtC (TWh)	**47.8**	34.9	47.9	-

** Capacity at end of period.*

*** Solar, wind, biogas, hydroelectric and CCGT plants.*

Production increased by 7% year-on-year essentially linked to the ramp-up of Ichthys in Australia and Yamal LNG in Russia.

Total LNG sales increased by 27% year-on-year thanks to the ramp-up of Yamal LNG and Ichthys plus the start-up of the first two Cameron LNG trains in the US.

Gross installed renewable power generation capacity increased by 68% year-on-year to 3 GW. The Group continues to implement its integration strategy for the gas and electricity chain in Europe and saw the number of customers for gas and electricity grow to 5.9 million, up 9% year-on-year.

> **Results**

In millions of dollars	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Adjusted net operating income*	**913**	794	592	+54%
including income from equity affiliates	**248**	353	255	-3%
Organic investments	**646**	684	493	+31%
Net acquisitions	**1,137**	(13)	400	x2,8
Net investments	**1,783**	671	893	+100%
Operating cash flow before working capital changes **	**852**	1,402	610	+40%
Cash flow from operations **	**(489)**	1,527	892	ns

** Detail of adjustment items shown in the business segment information annex to financial statements.*
*** Excluding financial charges, except those related to leases.*

Adjusted net operating income for the iGRP segment was $913 million in the first quarter of 2020, up 54% year-on-year and operating cash flow before working capital changes was up 40% in the same period to $852 million. The strong results compared to the first quarter of 2019 are due to the strong growth of LNG sales combined with resilient sales prices for the LNG portfolio, increasing use of regasification capacity in Europe and the strong performance of trading activities. The contribution of renewable activities also increased in the quarter.

Exploration & Production

> **Production**

Hydrocarbon production	1Q20	4Q19	1Q19	1Q20 vs 1Q19
EP (kboe/d)	**2,534**	2,489	2,428	+4%
Liquids (kb/d)	**1,626**	1,640	1,563	+4%
Gas (Mcf/d)	**4,949**	4,624	4,707	+5%

> **Results**

In millions of dollars, except effective tax rate	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Adjusted net operating income*	**703**	2,031	1,722	-59%
including income from equity affiliates	**390**	247	213	+83%
Effective tax rate**	**59.6%**	38.0%	48.6%	
Organic investments	**1,572**	2,617	1,958	-20%
Net acquisitions	**(6)**	(224)	38	ns
Net investments	**1,566**	2,393	1,996	-22%
Operating cash flow before working capital changes ***	**2,576**	4,451	4,246	-39%
Cash flow from operations ***	**3,923**	4,206	3,936	-

** Details on adjustment items are shown in the business segment information annex to financial statements.*
*** Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).*
**** Excluding financial charges, except those related to leases.*

Exploration & Production adjusted net operating income was $703 million in the first quarter, down 59% year-on-year due to the sharp decrease in oil and gas prices at the end of the quarter.
Operating cash flow before working capital changes was $2.6 billion in the first quarter, down 39% year-on-year for the same reasons, partially offset by the ramp-up of strong cash-generating projects.

Downstream (Refining & Chemicals and Marketing & Services)

> Results

In millions of dollars	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Adjusted net operating income*	684	1,054	1,099	-38%
Organic investments	277	949	319	-13%
Net acquisitions	(30)	159	(131)	ns
Net investments	247	1,108	188	+31%
Operating cash flow before working capital changes **	1,064	1,505	1,686	-37%
Cash flow from operations **	(1,582)	1,420	(306)	ns

** Detail of adjustment items shown in the business segment information annex to financial statements.*
*** Excluding financial charges, except those related to leases.*

Refining & Chemicals

> Refinery and petrochemicals throughput and utilization rates

Refinery throughput and utilization rate*	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Total refinery throughput (kb/d)	1,444	1,509	1,862	-22%
France	255	282	592	-57%
Rest of Europe	756	756	823	-8%
Rest of world	433	471	447	-3%
Utlization rate based on crude only**	69%	71%	89%	

** Includes refineries in Africa reported in the Marketing & Services segment.*
*** Based on distillation capacity at the beginning of the year.*

Petrochemicals production and utilization rate	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Monomers* (kt)	1 386	1 431	1 393	-
Polymers (kt)	1 202	1 169	1 297	-7%
Vapocracker utilization rate**	83%	92%	87%	

** Olefins.*
*** Based on olefins production from steamcrackers and their treatment capacity at the start of the year.*

Refinery throughput volumes decreased by 22% in the first quarter of 2020 year-on-year, mainly as a result of planned shutdowns at the Feyzin and Grandpuits refineries in France, Satorp in Saudi Arabia as well as the shutdown of the distillation unit at the Normandy platform following an incident at the end of 2019.

Monomer production was stable year-on-year, while polymer production decreased by 7% due mainly to the closure of the polystyrene site at El Prat in Spain and a shutdown for planned maintenance on the Qatofin platform in Qatar.

> **Results**

In millions of dollars	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Adjusted net operating income*	**382**	580	756	*-49%*
Organic investments	**168**	479	240	*-30%*
Net acquisitions	**(36)**	118	(124)	*ns*
Net investments	**132**	597	116	*+14%*
Operating cash flow before working capital changes **	**674**	789	1,104	*-39%*
Cash flow from operations **	**(1,183)**	1,142	(538)	*ns*

** Detail of adjustment items shown in the business segment information annex to financial statements.*

*** Excluding financial charges, except those related to leases.*

Adjusted net operating income for Refining & Chemicals was $382 million, down 49% year-on-year. The decrease was mainly due to a severely degraded global refining environment in the first quarter, low plant utilization and low demand at the end of the quarter. The impact of the shutdown of the Normandy distillation unit is estimated at $100 million for the quarter and $200 million over the year.

Operating cash flow before working capital changes was $674 million in the first quarter of 2020, down 39% year-on-year for the same reasons. The difference between this cash flow and the cash flow from operations is mainly due to the decrease in the value of inventories linked to the decline in the price of oil.

Marketing & Services

> **Petroleum product sales**

Sales in kb/d*	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Total Marketing & Services sales	**1,656**	1,835	1,836	*-10%*
Europe	**906**	1,033	1,012	*-11%*
Rest of world	**750**	801	824	*-9%*

** Excludes trading and bulk refining sales*

Sales of petroleum products decreased by 10% in the first quarter 2020, notably due to the impact of Covid-19 on demand, mainly in China and in France.

> **Results**

In millions of dollars	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Adjusted net operating income*	**302**	474	343	*-12%*
Organic investments	**109**	471	80	*+36%*
Net acquisitions	**6**	40	(8)	*ns*
Net investments	**115**	511	72	*+60%*
Operating cash flow before working capital changes **	**390**	716	582	*-33%*
Cash flow from operations **	**(399)**	278	232	*ns*

** Detail of adjustment items shown in the business segment information annex to financial statements.*

*** Excluding financial charges, except those related to leases*

Adjusted net operating income was $302 million in the first quarter 2020, a decrease of 12%, in line with the decrease in volumes.

Operating cash flow before working capital changes was $390 million in the quarter, down 33% year-on-year.

Group results

> Adjusted net operating income from business segments

Adjusted net operating income from the business segments was $2,300 million in the first quarter 2020, a decrease of 33% year-on-year, due to lower Brent prices, natural gas prices and refining margins as well as the impact of the Covid-19 crisis on demand.

> Adjusted net income (Group share)

Adjusted net income (Group share) was $1,781 million in the first quarter 2020, a decrease of 35% year-on-year, due to lower Brent prices, natural gas prices and refining margins as well as the impact of the Covid-19 crisis on demand.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of effects of changes in fair value[11].

Total net income adjustments[12] were -$1,747 million in the first quarter 2020, including -$1,414 million for the after-tax inventory effect linked to lower oil prices.

The effective tax rate for the Group was 30.0% in the first quarter 2020, compared to 31.8% in the previous quarter.

> Adjusted fully-diluted earnings per share

Adjusted earnings per share was $0.66 in the first quarter 2020, a decrease of 36%, calculated on the basis of a weighted average of 2,601 million fully-diluted shares, compared to $1.02 in the first quarter 2019.

In the framework of the shareholder return policy announced in February 2018, and the $5 billion buyback program for 2018-2020, the Group bought back shares at the start of the first quarter, while oil prices were around 60 $/b. 12.2 million shares were repurchased in the first quarter 2020 for $0.55 billion. In the context of the sharp decrease in oil prices, the buyback program was suspended at the beginning of March.

The number of fully-diluted shares was 2,596 million on March 31, 2020.

> Acquisitions - asset sales

Acquisitions were $1.6 billion in the first quarter 2020, comprised notably of finalizing the acquisition of 37.4% of Adani Gas Limited in India and the payment for a second tranche linked to taking the 10% stake in the Arctic LNG 2 project in Russia.

Asset sales were $542 million in the first quarter 2020, comprised notably of the sales of Block CA1 in Brunei, the Group's interest in the Fos Cavaou regasification terminal in France, and 50% of a portfolio of solar and wind assets from Total Quadran in France.

> Net cash flow

Net cash flow[13] for the Group was $391 million in the first quarter 2020 in the context of lower prices.

> Profitability

The return on equity was 9.8% for the twelve months ended March 31, 2020.

In millions of dollars	April 1, 2019 March 31, 2020	January 1, 2019 December 31, 2019	April 1, 2018 March 31, 2019
Adjusted net income	11 079	12 090	13 810
Average adjusted shareholders' equity	113 607	116 766	118 094
Return on equity (ROE)	**9,8%**	**10,4%**	**11,7%**

[11] Adjustment items shown on page 14.
[12] Details shown on page 14 and in the appendix to the financial statements.
[13] Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

The return on average capital employed was 8.7% for the twelve months ended March 31, 2020.

In millions of dollars	April 1, 2019 March 31, 2020	January 1, 2019 December 31, 2019	April 1, 2018 March 31, 2019
Adjusted net operating income	13,032	14,073	15,697
Average capital employed	150,418	143,674	146,210
ROACE	**8.7%**	**9.8%**	**10.7%**

Total S.A. accounts

Net income for Total S.A., the parent company, was €1,718 million in the first quarter 2020 compared to €1,391 million a year ago.

2020 Sensitivities*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10 $/b	+/- 2.9 B$	+/- 3.3 B$
European gas price - NBP ($/Mbtu)	+/- 1 $/Mbtu	+/- 0.35 B$	+/- 0.35 B$
Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.5 B$	+/- 0.6 B$

** Sensitivities are revised once per year upon publication of the previous year's fourth quarter results. Sensitivities are estimates based on assumptions about the Group's portfolio in 2020. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed page 18.*

*** In a 60 $/b Brent environment.*

Summary and outlook

Since early March, the strong contraction in demand caused by the Covid-19 crisis has been exacerbated by sustained production, following the OPEC/non-OPEC meeting held on March 6. Despite the OPEC+ decision for exceptional production cuts reached during the April 9-12, 2020 meetings, demand remains well below supply, leading to overproduction and strong inventory builds. The anticipated gradual increase in demand linked to the end of the Covid-19 crisis may not bring a rapid resolution of the oil crisis given the time required to return inventories to normal levels.

Total faces this period of economic and oil crisis with a low organic breakeven and a solid balance sheet. The Group reacted to this new environment with an action plan, which has the objectives of preserving the value of its assets, maximizing the efficiency of its expenditures and positioning the Group in the best conditions to emerge strengthened from this period. All employees are mobilized in all the segments of the Group.

The Group has therefore decided to reduce net investments by 25% to $14 billion this year.

Given the less favorable context for Upstream asset sales, the $5 billion program for 2019-20 is maintained but refocused on infrastructure and real estate assets. Acquisitions will be adjusted in light of asset sales finalized within the framework of the $14 billion net investment.

The 2020 cost savings program has been increased to at least $1 billion, in addition to saving on energy costs by more than $1 billion, notably in Refining & Chemicals.

In Upstream, the Group now anticipates 2020 production of between 2.95 and 3 Mboe/d, at least a 5% reduction compared to the previous 2020 forecasts, taking into account the voluntary reductions in Canada, the exceptional quotas announced by OPEC+, lower local demand for gas and the situation in Libya.

Confirming its strategy to grow in the integrated gas and low-carbon electricity chain, the Group maintains its planned investment level of $1.5 to $2 billion a year in low-carbon electricity and continues to grow in LNG with the anticipated start-up of Cameron LNG Train 3. Taking into consideration the lower demand due to the global economic slowdown, Total anticipates deferments in LNG uplifts during the second and third quarters of the year. Furthermore, the decrease in oil prices will negatively impact the LNG long-term contract prices from the second half.

In the Downstream, refining margins benefit from the low crude oil price but the significant demand decrease in Europe will weigh on refinery utilization rates in the coming months. The Group anticipates an average refinery global utilization rate between 70-75%, compared to 84% in 2019. Petrochemical volumes are not affected by the crisis and benefit from the drop in raw material prices thanks to the flexibility of steam-crackers that are able to adapt feedstocks to market conditions. The Group anticipates that Marketing & Services sales will return to near-normal levels once re-opening measures become widespread.

The new measures taken will allow the organic cash breakeven to remain below $25/b in 2020, thus confirming Total's resilience.

The Group's priority is to generate a level of cash flow that allows continued investing in profitable projects, to preserve an attractive return to shareholders and to maintain the strength of its balance sheet. The strategy successfully deployed during the 2015 crisis around the four priorities of HSE, operational excellence, cost reduction and cash flow mobilizes all the Group's teams.

* * * * *

To listen to the presentation by CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 14:30 (London time) please log on to total.com or call +44 (0) 207 192 8338 in Europe or +1 646 741 3167 in the United States (code: 5778274). To listen to the replay, please consult the website or call +44 (0) 333 300 9785 in Europe or +1 (917) 677 7532 in the United States (code: 5778274).

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0) 207 719 7962 l ir@total.com

Operating information by segment

> Group production (Exploration & Production + iGRP)

Combined liquids and gas production by region (kboe/d)	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Europe and Central Asia	**1,097**	1,102	990	*+11%*
Africa	**701**	703	697	*+1%*
Middle East and North Africa	**681**	701	686	*-1%*
Americas	**372**	368	373	*-*
Asia-Pacific	**235**	239	201	*+17%*
Total production	**3,086**	3,113	2,946	*+5%*
includes equity affiliates	**753**	768	709	*+6%*

Liquids production by region (kb/d)	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Europe and Central Asia	**404**	373	352	*+15%*
Africa	**555**	560	540	*+3%*
Middle East and North Africa	**516**	560	522	*-1%*
Americas	**178**	171	177	*+1%*
Asia-Pacific	**47**	50	39	*+21%*
Total production	**1,699**	1,714	1,629	*+4%*
includes equity affiliates	**214**	212	217	*-1%*

Gas production by region (Mcf/d)	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Europe and Central Asia	**3,734**	3,887	3,426	*+9%*
Africa*	**746**	686	795	*-6%*
Middle East and North Africa	**912**	792	905	*+1%*
Americas	**1,092**	1,109	1,101	*-1%*
Asia-Pacific*	**1,076**	1,089	940	*+14%*
Total production*	**7,560**	7,563	7,167	*+5%*
includes equity affiliates*	**2,905**	2,961	2,656	*+9%*

** 1Q19 and 4Q19 data restated*

> Downstream (Refining & Chemicals and Marketing & Services)

Petroleum product sales by region (kb/d)	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Europe	**1,771**	1,993	2,022	*-12%*
Africa	**683**	737	658	*+4%*
Americas	**766**	763	839	*-9%*
Rest of world	**444**	526	616	*-28%*
Total consolidated sales	**3,663**	4,019	4,135	*-11%*
Includes bulk sales	**497**	508	557	*-11%*
Includes trading	**1,510**	1,676	1,742	*-13%*

Petrochemicals production* (kt)	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Europe	**1,272**	1,253	1,416	*-10%*
Americas	**664**	630	614	*8%*
Middle-East and Asia	**652**	717	660	*-1%*

** Olefins, polymers*

Adjustment items to net income (Group share)

In millions of dollars	1Q20	4Q19	1Q19
Special items affecting net income (Group share)	**(334)**	(666)	(14)
Gain (loss) on asset sales	**-**	-	-
Restructuring charges	**(80)**	(5)	(2)
Impairments	**-**	(248)	-
Other	**(254)**	(413)	(12)
After-tax inventory effect : FIFO vs. replacement cost	**(1,414)**	57	388
Effect of changes in fair value	**1**	44	(22)
Total adjustments affecting net income	**(1,747)**	(565)	352

Investments - Divestments

In millions of dollars	1Q20	4Q19	1Q19	*1Q20 vs 1Q19*
Organic investments (a)	**2,523**	4,291	2,784	*-9%*
capitalized exploration	**135**	136	232	*-42%*
increase in non-current loans	**279**	319	130	*x2.1*
repayment of non-current loans, excluding organic loan repayment from equity affiliates*	**(117)**	(102)	(134)	*ns*
change in debt from renewable projects (Group share)	**(105)**	-	-	*ns*
Acquisitions (b)	**1,644**	266	669	*x2.5*
Asset sales (c)	**542**	357	363	*+49%*
change in debt from renewable projects (partner share)	**61**	-	-	*ns*
Other transactions with non-controlling interests (d)	**-**	(11)	-	*ns*
Net investments (a + b - c - d)	**3,625**	4,211	3,090	*+17%*
Organic loan repayment from equity affiliates* (e)	**7**	(275)	-	*ns*
Change in debt from renewable projects financing ** (f)	**166**	-	-	*ns*
Capex linked to capitalized leasing contracts (g)	**24**	-	-	*ns*
Cash flow used in investing activities (a + b - c + e + f -g)	**3,774**	3,925	3,090	*+22%*

** Effective second quarter 2019, organic loan repayments from equity affiliates are defined as loan repayments from equity affiliates coming from their cash flow from operations.*
*** Change in debt from renewable projects (Group share and partner share).*

Cash flow

In millions of dollars	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Operating cash flow before working capital changes w/o financials charges (DACF)	**4,528**	7,372	6,536	*-31%*
Financial charges	**(512)**	(533)	(503)	*ns*
Operating cash flow before working capital changes (a)	**4,016**	6,839	6,033	*-33%*
(Increase) decrease in working capital	**(884)**	46	(2,970)	*ns*
Inventory effect	**(1,796)**	(11)	566	*ns*
capital gain from renewable projects sale	**(44)**	-	-	*ns*
Organic loan repayment from equity affiliates	**7**	(275)	-	*ns*
Cash flow from operations	**1,299**	6,599	3,629	*-64%*
Organic investments (b)	**2,523**	4,291	2,784	*-9%*
Free cash flow after organic investments, w/o net asset sales (a - b)	**1,493**	2,548	3,249	*-54%*
Net investments (c)	**3,625**	4,211	3,090	*+17%*
Net cash flow (a - c)	**391**	2,628	2,943	*-87%*

Gearing ratio*

In millions of dollars	03/31/2020	12/31/2019	03/31/2019
Current borrowings	**18,521**	14,819	13,906
Net current financial assets	**(6,412)**	(3,505)	(2,722)
Net financial assets classified as held for sale	**-**	301	227
Non-current financial debt	**48,896**	47,773	44,396
Hedging instruments of non-current debt	**(1,133)**	(912)	(637)
Cash and cash equivalents	**(21,634)**	(27,352)	(25,432)
Net debt (a)	**38,238**	31,124	29,738
Shareholders' equity - Group share	**112,006**	116,778	117,993
Non-controlling interests	**2,428**	2,527	2,365
Shareholders' equity (b)	**114,434**	119,305	120,358
Net-debt-to-capital ratio = a / (a + b)	**25.0%**	20.7%	19.8%
Net-debt-to-capital ratio excluding leases	**21.3%**	16.7%	15.9%

**The net-debt-to-capital ratios include the impact of the new IFRS 16 rule, effective January 1, 2019.*

Return on average capital employed

> Twelve months ended March 31, 2020

In millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	6,490	2,710	2,629	1,612	13,032
Capital employed at 03/31/2019*	90,051	37,235	13,153	8,255	148,463
Capital employed at 03/31/2020*	85,622	44,236	12,878	8,764	152,374
ROACE	**7.4%**	**6.7%**	**20.2%**	**18.9%**	**8.7%**

> Twelve months ended December 31, 2019

In millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	7,509	2,389	3,003	1,653	14,073
Capital employed at 12/31/2018*	89,400	34,746	10,599	6,442	138,519
Capital employed at 12/31/2019*	88,844	41,549	12,228	8,371	148,828
ROACE	**8.4%**	**6.3%**	**26.3%**	**22.3%**	**9.8%**

> Twelve months ended March 31, 2019

In millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	8,452	2,530	3,415	1,628	15,697
Capital employed at 03/31/2018*	93,276	30,996	13,428	7,409	143,957
Capital employed at 03/31/2019*	90,051	37,235	13,153	8,255	148,463
ROACE	**9.2%**	**7.4%**	**25.7%**	**20.8%**	**10.7%**

* *At replacement cost (excluding after-tax inventory effect).*

*This press release presents the results for the first quarter of 2020 from the consolidated financial statements of TOTAL S.A. as of March 31, 2020. The limited review procedures by the Statutory Auditors are underway. The notes to these consolidated financial statements (unaudited) are available on the TOTAL website **total.com***

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, changes in regulations including environmental and climate, currency fluctuations, as well as economic and political developments and changes in business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Group's business, financial condition, including its operating income and cash flow, reputation or outlook is provided in the most recent Registration Document, the French language version of which is filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F/A filed with the United States Securities and Exchange Commission ("SEC").

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio and operating cash flow before working capital changes. These indicators are meant to facilitate the analysis of the financial performance of TOTAL and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of the Group.
These adjustment items include:

(i) Special items
Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect
The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments' performance and facilitate the comparability of the segments' performance with those of its competitors.
In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value
The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TOTAL's management and the accounting for these transactions under IFRS.
IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.
Furthermore, TOTAL, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in Group's internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as "potential reserves" or "resources", that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F/A, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC's website sec.gov.